RESCISSION OFFER

Date: August 27, 2015

REEF OIL & GAS DRILLING AND INCOME FUND, L.P.

The undersigned acknowledges receipt of a letter with respect to Reef Oil & Gas Drilling and Income Fund, L.P. (the "Partnership"), which letter is dated August 27, 2015, and the Updated Prospectus, dated December 4, 2014. Please make your election by completing this form and returning it to Reef Oil & Gas Partners, L.P. by e-mail to ballot@reefogc.com or by fax to 972-238-4357 **no later than 12:00 a.m. CST, September 27, 2015. If we do not receive an executed copy of this form prior to that time, you will be deemed to have confirmed your purchase of Units and to have declined the rescission offer.**

Rescission Offer:

This is an offer to rescind your purchase of Units of partnership interest in the Partnership. If you accept the offer to rescind your purchase of Units, then we will: (i) refund you the full amount paid for your Units of interest in the Partnership, and (ii) release you from any contractual obligations as a partner in the Partnership. Notwithstanding the foregoing, in the event that the Partnership is unable to meet its full obligation to honor rescission requests, based upon the funds available to the Partnership and the rescission requests received during the Offer Period, obligations to refund Unit purchase price will be addressed and satisfied on a pro rata basis, depending upon the amount available and total rescission requests. The Partnership will thereafter endeavor to fully satisfy such obligations as promptly as possible, but will do so based upon available funds and on a pro rata basis. As described in the accompanying letter, there can be no assurance that the Partnership will have sufficient resources to satisfy all rescission requests when made.

If you confirm your purchase, nothing will change, and you will retain your Units of partnership interest in the Partnership.

☐ I accept this offer to rescind my purchase of Units of partnership interest in the Partnership. Please refund the purchase price of the Units.

☐ I confirm my purchase of Units of partnership interest in the Partnership, and decline this offer to rescind my purchase.

By:_____
    Signature(s) of Partner (IRA Resources, Inc. fbo Johnny Elliott, IRA #30415)

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Please print name of Partner/Investor

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Date